Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held Wednesday, May 13, 2009
at 9:00 a.m.

The Evergreen Room at The Inverness Hotel and Conference Center
200 Inverness Drive West, Englewood, Colorado, USA 80112

MANAGEMENT INFORMATION CIRCULAR

Dated

March 31, 2009

INTERNATIONAL ROYALTY CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

May 13, 2009

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of International Royalty Corporation (the “Company”) will be held in the Evergreen Room at the Inverness Hotel and Conference Center, 200 Inverness Drive West, Englewood, Colorado, USA 80112 on Wednesday, the 13th day of May, 2009, at the hour of 9:00 a.m. (mountain standard time) for the following purposes:

1.

receiving the Company’s audited consolidated financial statements for the financial year ended December 31, 2008 and the auditor’s report thereon;

2.

appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration;

3.

considering, and if thought appropriate, passing, with or without amendment, an ordinary resolution to fix the number of directors to be elected at the Meeting at eight;

4.

electing directors for the ensuing year;

5.

considering, and if thought appropriate, passing, with or without amendment, an ordinary resolution to establish the Company’s Shareholder Rights Plan; and

6.

transacting such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Management Information Circular and a form of proxy (or voting instruction form) for the Meeting accompany this notice.  A copy of the Company’s audited consolidated financial statements for the financial year ended December 31, 2008 and the auditor’s report thereon, together with management’s discussion and analysis, have been filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com and can also be found on the Company’s website at www.internationalroyalty.com.

Shareholders who are unable to be present in person at the Meeting are requested to: (i) sign, date and deliver the accompanying form of proxy to the Company’s registrar and transfer agent CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail to CIBC Mellon Trust Company P.O. Box 721, Agincourt, Ontario M1S 0A1 or hand delivery (not courier) to CIBC Mellon Trust Company, 320 Bay Street, Banking Hall, Toronto, Ontario or by fax at (416) 368-2502 so it is received on or before 5:00 p.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting; or (ii) return your voting instructions as specified in the request for voting instructions delivered to you, as applicable.

DATED at Englewood, Colorado, this 31st day of March, 2009.

Douglas B. Silver
Chief Executive Officer

INTERNATIONAL ROYALTY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of International Royalty Corporation (the “Company”) to be used at the Annual and Special Meeting of the holders of common shares of the Company (the “Common Shares”) to be held on Wednesday, May 13, 2009, at 9:00 a.m. (mountain standard time) (the “Meeting”) at the Inverness Hotel and Conference Center, 200 Inverness Drive West, Englewood, Colorado, USA 80112 and at any adjournment or adjournments thereof for the purposes set out in the accompanying Notice of Meeting. In addition to solicitation by mail, certain officers, directors and employees of the Company may solicit proxies by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of solicitation by management will be borne directly by the Company. The head office of the Company is located at 10 Inverness Drive East, Suite 104, Englewood, Colorado, U.S.A. The registered office of the Company is located at 3400 First Canadian Centre, 350 – 7th Avenue SW, Calgary, Alberta, Canada, T2P 3N9.

All currency amounts in this Management Information Circular are stated in Canadian dollars, unless otherwise indicated.

VOTING IN PERSON AT THE MEETING

A registered shareholder, or a non-objecting beneficial owner (“NOBO”) whose name has been provided to the Company’s registrar and transfer agent, CIBC Mellon Trust Company, will appear on a list of shareholders prepared by the registrar transfer agent for purposes of the Meeting. To vote in person at the Meeting each registered shareholder or NOBO will be required to register for the Meeting by identifying themselves at the registration desk. Non-registered beneficial shareholders (other than NOBOs) must appoint themselves as proxyholder to vote in person at the Meeting. Also see “Non-Registered Holders” below.

VOTING BY PROXY AT THE MEETING

If a registered shareholder or NOBO cannot attend the Meeting but wishes to vote on the resolutions, the registered shareholder or NOBO should sign, date and deliver the enclosed form of proxy to the Company’s registrar and transfer agent, CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or hand delivery (not courier) to CIBC Mellon Trust Company, 320 Bay Street, Banking Hall, Toronto, Ontario or by fax at (416) 368-2502 so it is received on or before 5:00 p.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. The persons named in the enclosed form of proxy are directors and/or officers of the Company. A shareholder giving a proxy can strike out the names of the nominees printed in the accompanying form of proxy and insert the name of another nominee in the space provided, or the shareholder may complete another form of proxy. A proxy nominee need not be a shareholder of the Company. A shareholder giving a proxy has the right to attend the Meeting, or appoint someone else to attend as his or her proxy at the Meeting and the proxy submitted earlier can be revoked in the manner described below under “Revocation of Proxies”.

HOW PROXY WILL BE VOTED

The Common Shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the directions given in the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item must be left blank. If no choice is specified in the proxy, and the nominee is proposed by management, the nominee will vote the Common Shares represented by the proxy in favor of each item left blank. The enclosed form of proxy confers discretionary authority upon the persons named in the proxy. The discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy. As at the date of this Management Information Circular, management of the Company is not aware of any such amendment or variation or any other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the Common Shares represented by proxies given in favor of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

REVOCATION OF PROXIES

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, by fully executing another form of proxy bearing a later date and duly depositing the same before the specified time, or by written instrument revoking such proxy duly executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of the Company at 3400 First Canadian Centre, 350 – 7th Avenue SW, Calgary, Alberta, Canada, T2P 3N9 Attention: Richard Peters, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

NON-REGISTERED HOLDERS

In many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a depository (such as The Canadian Depository for Securities Limited or “CDS”).

Non-Registered Holders do not appear on the list of shareholders of the Company maintained by the transfer agent.

In accordance with Canadian securities law, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the form of proxy (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to Non-Registered Holders.

Non-Registered Holders, other than NOBOs, will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form.  In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder,

or

B.

Form of Proxy.  Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Company’s registrar and transfer agent, CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or hand delivery (not courier) to CIBC Mellon Trust Company, 320 Bay Street, Banking Hall, Toronto, Ontario or by fax at (416) 368-2502, as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Non-Objecting Beneficial Owners

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who was a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or any associate or affiliate of any such person, has had any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares. As of the date hereof, there are 78,480,356 Common Shares issued and outstanding.

Each holder of Common Shares (each a “Shareholder” and, collectively “Shareholders”) is entitled to one vote for each Common Share. The directors have fixed the close of business on April 3, 2009 as the record date for the Meeting. Accordingly, only Shareholders of record as at the close of business on April 3, 2009 are entitled to receive notice of and to attend and vote at the Meeting.

As at the date of this Management Information Circular, to the knowledge of the directors and executive officers of the Company, the only person who beneficially owns, or controls or directs, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted at the Meeting is set out below:

Name	Number of Common Shares	Percentage of Common Shares Outstanding
Christopher L. Verbiski	11,436,549 (1)	14.6%

(1) Includes Mr. Verbiski’s beneficial ownership of IRC shares as the sole shareholder of Coordinates Capital Corporation.

ANNUAL BUSINESS

Appointment of Auditors

Management of the Company recommends the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company. PricewaterhouseCoopers LLP were first appointed auditors for the Company in 2004.

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders and authorizing the directors of the Company to fix their remuneration.

Number of Directors

The articles of the Company provide for a minimum of three and a maximum of 11 directors. The Corporation proposes that eight directors be elected at the Meeting.

Shareholders will be asked at the meeting to consider and, if considered advisable, to adopt the following resolution to fix the number of directors to be elected at the Meeting at eight.

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the number of directors of the Company to be elected at the Meeting shall be eight.

The resolution must be passed, with or without amendment, by not less than a majority of votes cast by shareholders who vote in person or by proxy in respect of the resolution at the meeting. No shareholders are excluded from voting in respect of the resolution.

The board of directors of the Company (the “Board”) unanimously recommends that shareholders approve the fixing of the number of directors of the Company by voting for the resolution. The representatives of management named in the enclosed form of proxy, if named as proxy, intend to vote for the resolution, unless the shareholder has specified in the proxy form that his or her shares are to be voted against the resolution.

Election of Directors

Directors of the Company are elected annually by the shareholders. There are currently eight directors of the Company, with seven standing for re-election. One new individual has been nominated for election.

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the election of the directors specified herein. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, it is intended that the discretionary power granted by the accompanying form of proxy shall be used by the persons named therein to vote at their discretion for any other person or persons as directors.

The term of office of all present directors of the Company expires at the Meeting. Management has been informed by seven of the current directors that they are willing to stand for re-election and serve as a director. One current director has elected to not stand for re-election to the Board.  One new individual has been nominated for election to replace the current Director who is not seeking re-election.  The term of office for each proposed director shall expire at the next annual meeting.

The following table sets out the names of the eight persons proposed to be nominated by management for election as directors, their province/state and country of residence, their positions with the Company and the years in which they became directors of the Company. The table includes information furnished by the nominees concerning their principal occupations, business or employment and the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, as of the date hereof.

Mr. Christopher Verbiski, a shareholder of the Company, has the right, until the 2010 General Meeting, to nominate two directors for election to the Board. Mr. Verbiski has nominated himself and Mr. Christopher Daly.  Mr. Colm St. Roch Seviour has elected to not seek re-election as a director.

Name, Province/State and Country of Residence	Position with the Company	Director Since	Principal Occupation	Common Shares Beneficially Owned or Controlled

Douglas B. Silver (4)	Director, Chairman and	2003	Chairman and Chief Executive Officer	824,500
Colorado, USA	Chief Executive Officer		of the Company

Douglas J. Hurst	Director	2003	Chairman and Director of Selkirk	573,001
British Columbia, Canada			Power Corporation (a hydropower
			development company)

Robert W. Schafer (1) (2)	Director	2003	Vice President, Business Development	250,000
Utah, USA			of Hunter Dickinson, Inc.
			(a mineral company)

Gordon J. Fretwell (1) (3) (5)	Director	2003	Securities lawyer at Gordon J. Fretwell	400,000
British Columbia, Canada			Law Corporation (a law corporation)

Rene G. Carrier (1) (2) (3) (5)	Lead Director	2003	President of Euro American Capital	200,000
British Columbia, Canada			Corporation (a consulting company)

Christopher Daly (1) (2)	Director	2004	Chief Financial Officer of Coordinates	8,000
Newfoundland and Labrador,			Capital Corporation (a private natural
Canada			resource investment firm)

Gordon J. Bogden (1)	Director	2008	Managing Partner of Gryphon Partners	15,000
Ontario, Canada			(an investment bank)

Christopher L. Verbiski	Nominated for election	n/a	President and Chief Executive Officer of	11,436,549
Alberta, Canada	as a Director		Coordinates Capital Corporation (a private natural resource investment firm)

(1)

Independent director.

(2)

Member of the Audit Committee.

(3)

Member of the Management Resources and Compensation Committee.

(4)

Member of the Executive Committee.

(5)

Member of the Corporate Governance Committee.

Cease Trade Orders or Bankrupticies

No proposed director:

(a)

is, as at the date of the Management Information Circular, or has been, within 10 years before the date of the Management Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)

was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

is, as at the date of the Management Information Circular, or has been within 10 years before the date of the Management Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of the Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purpose of the preceding paragraphs (a), (b) and (c) “order” means:

(a)

a cease trade order;

(b)

an order similar to a cease trade order; or

(c)

an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

Penalties and Sanctions

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

SPECIAL BUSINESS

Shareholder Rights Plan

In order to ensure, to the extent possible, that shareholders of the Company are treated fairly in connection with any take-over bid and, due to the uniqueness of the Company’s business, to ensure that the Board is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value, the Board determined that it was advisable and in the best interests of the Company to implement a shareholder rights plan (the “Rights Plan”) having the terms and conditions set out in the shareholder rights plan agreement dated November 21, 2008 between the Company and CIBC Mellon Trust Company as rights agent. A summary of the terms and conditions of the Rights Plan is contained in Schedule “A”.

Shareholders will be asked at the Meeting to vote on a resolution, the text of which is set out below under the heading “Confirmation by Shareholders” (the “Rights Plan Resolution”), to ratify and confirm the adoption of the Rights Plan.  In order for the Rights Plan to continue in effect after the termination of the Meeting, the Rights Plan Resolution must be passed by a majority of the votes cast by Independent Shareholders (as defined in the Rights Plan) who vote in respect thereof.  At the date of this Circular, the Company believes that all Shareholders are Independent Shareholders.

The Company has reviewed the Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plans. The Company believes that the Rights Plan preserves the fair treatment of Shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines.

The Rights Plan was not adopted in response to or in anticipation of any pending or threatened take-over bid.  It is not intended to and will not prevent a take-over of the Company.

The Rights Plan does not reduce the duty of the Board to act honestly and in good faith and in the best interests of the Company and its Shareholders, and to consider on that basis any offer made, nor does the Rights Plan alter the proxy mechanisms to change the Board, create dilution on the initial issue of the rights or change the way in which Common Shares trade.

Objectives of the Rights Plan

The purpose of the Rights Plan is to encourage an offeror either to make a Permitted Bid (as defined below), without approval of the Board, having terms and conditions designed to meet the objectives of the Rights Plan, or to negotiate the terms of the offer with the Board.  Failure to do either creates the potential for substantial dilution of the offeror’s position.

The purpose of the Rights Plan is to address the following concerns that are widely held to be inherent in the provisions of current legislation governing take-over bids in Canada:

(a)

Time

The Board is of the view that 35 days still constitutes an insufficient amount of time to permit the Board and the Shareholders to assess an offer and for the Board to negotiate with the offeror, solicit competing offers and otherwise try to maximize shareholder value.  The Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Rights Plan) held by Independent Shareholders have been deposited or tendered and not withdrawn.

(b)

Pressure to Tender

A Shareholder may feel compelled to tender to a take-over bid which the Shareholder considers to be inadequate because, in failing to tender, the Shareholder may be left with illiquid or minority discounted shares.  This is particularly so in the case of a partial bid where the offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares.  The Rights Plan contains a Shareholder approval mechanism in the Permitted Bid definition, which is that no Voting Shares may be taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn.  By requiring a Permitted Bid to remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited, a Shareholder’s decision to accept a bid is separated from the decision to tender, lessening concern about undue pressure to tender to the bid.

(c)

Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of the Company without paying full value, without obtaining Shareholder approval and without treating all of the Shareholders equally.  For example, an offeror could acquire blocks of shares by private agreement from one or a small group of Shareholders at a premium to market price which premium is not shared with the other Shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all Shareholders.  Under the Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company’s outstanding Voting Shares must be made to all Shareholders.

Effect of the Rights Plan

It is not the intention of the Board to entrench themselves or avoid a bid for control that is fair and in the best interests of Shareholders.  For example, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board.  Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company and its Shareholders.

Generally, the board of directors of a corporation confronted with an unsolicited take-over bid will not be allowed to maintain a shareholder rights plan indefinitely to keep a bid from the shareholders; however, Canadian securities regulators have indicated that so long as the board is actively and realistically seeking value-maximizing alternatives, shareholder rights plans serve a legitimate purpose.

The Board believes that the dominant effect of the Rights Plan will be to enhance shareholder value, ensure equal treatment of all Shareholders in the context of an acquisition of control, and lessen the pressure upon a Shareholder to tender to a bid.  The Rights Plan was not adopted or approved in response to or in anticipation of any pending or threatened take-over bid and the Board is not aware of any third party considering or preparing any proposal to acquire control of the Company.

Confirmation by Shareholders

If the Rights Plan Resolution is ratified and confirmed at the Meeting or any adjournment thereof, the Shareholder Rights Plan Agreement will continue in effect until the earlier of Termination Time, as defined in the Rights Plan, and the date upon which the annual meeting of the holders of Voting Shares terminates in 2012.  If the Rights Plan Resolution is not ratified and confirmed at the Meeting or any adjournment thereof, the rights and the Rights Plan will terminate on the date of the Meeting or any adjournment thereof.

The Board reserves the right to alter any terms of the Rights Plan at any time prior to the Meeting in the event that the Board determines that to do so is in the best interests of the Company and its Shareholders.

The complete text of the Rights Plan is available upon request.  Shareholders wishing to receive a copy of the Rights Plan should submit their request by telephone (303) 799-9020, by facsimile (303) 799-9017, or by mail to International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Attention:  Chairman and CEO.

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The shareholder rights plan of the Company be continued, and the shareholder rights plan agreement dated as of November 21, 2008 between the Company and CIBC Mellon Trust Company, as rights agent, (the “Plan”) be and is hereby ratified and confirmed; and

2.

Any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

The resolution must be passed, with or without amendment, by not less than a majority of votes cast by shareholders who vote in person or by proxy in respect of the resolution at the meeting. No shareholders are excluded from voting in respect of the resolution.

The Board unanimously recommends that shareholders approve the establishment of the Shareholder Rights Plan by voting for the resolution. The representatives of management named in the enclosed form of proxy, if named as proxy, intend to vote for the resolution, unless the shareholder has specified in the proxy form that his or her shares are to be voted against the resolution.

PART II - STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

This compensation discussion and analysis (“CD&A”) describes and explains the compensation program for the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and the President.

The Management Resources and Compensation Committee (the “MRC Committee”) is responsible for the assessment of the performance of management and for the review and approval of salaries and other forms of compensation payable to the executive officers of the Company.

The MRC Committee also establishes procedures for the operation of the Company to ensure that ethical standards of behavior are followed and will ensure that the Company’s disclosure is full, complete and continuous.

The overall objective of the MRC Committee is to oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value.

Generally, compensation of the Company’s named executive officers, including the CEO, CFO and President, is provided through a combination of salary, cash bonuses, the granting of stock options and other benefits, as deemed appropriate by the MRC Committee, in order to attract and retain highly qualified and experienced executives and managers. The MRC Committee’s emphasis has been to maintain a balance between cash compensation and stock-based compensation. Officer base salary levels in 2008 were determined through an analysis of the compensation of executives with similar responsibilities, levels of experience and qualifications in a group of over 34 comparable companies. The comparable companies were all mineral companies with TSX listings, market capitalizations from $100 million to $800 million, and included operating companies, royalty companies, companies in the development stage as well as exploration companies. Officer salaries in 2008 were determined with reference to the mean of the figures from the comparable companies.

The MRC Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to senior executives of the Company and, in general, aligns the interests of the executives with those of the shareholders. In November 2008, options were issued to management in conjunction with the Company’s annual salary review. The amounts of these options were based upon the same analysis of comparable companies described above.

The MRC Committee and the Board have not, to date, established a formal program for the awarding of bonuses to senior executives based upon specific quantitative measures of performance and progress of the Company toward meeting its long term goals. In January 2009, Mr. Silver was awarded a bonus of US$150,000; Mr. Jenner was awarded a bonus of US$105,000 and Mr. Zink was awarded a bonus of US$75,616 related to 2008 operations. These bonuses were awarded after a review of overall performance of both the Company and Messrs Silver, Jenner and Zink during the course of the calendar year. The MRC Committee plans to review the appropriateness of establishing a quantitative bonus program in 2009.

Mr. Silver has served as the Company’s Chief Executive Officer since the Company’s founding in May of 2003. The MRC Committee determined Mr. Silver’s compensation in 2008, using comparables of Chief Executive Officers of similar size companies as described above.

Performance Graph

The following graph illustrates the Company’s cumulative total shareholder return to December 31, 2008, assuming reinvestment of dividends on each dividend payment date, on a $100 investment on February 22, 2005 (date of the Company’s initial public offering) in Common Shares of the Company compared to the return on a comparable investment in the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index.

The trend shown by the performance graph represents growth during the period following the Company’s first significant royalty (the Voisey’s Bay royalty) was acquired in February 2005 through 2006. In 2007, the Company experienced a flat return due to the Company issuing two share offerings.  In 2008, the performance decreased throughout the year.

Executive compensation increased from 2007 to 2008, including base salary, bonus and stock-option awards.  However, compensation adjustments in 2009 reflect the current market conditions as salary adjustments were only for cost of living adjustments as required by the employment agreements, and bonus and stock-option awards have been significantly reduced.

Option-Based Awards

The Management Resources and Compensation Committee meets annually in November to review the executive compensation packages, including the issuance of option-based awards. Performance of the Company is evaluated and all past option-based awards are considered.

SUMMARY COMPENSATION TABLE

The following table contains information about the compensation paid to, or earned during the Corporation’s last financial year by, the Corporation’s Chief Executive Officer, Chief Financial Officer, President, Vice President, Business Development and the Vice President, Strategic Planning for the year ended December 31, 2008 (the “Named Executive Officers”).  All amounts in the table below have been reported using US dollars.

Name and Principal Position	Year	Salary ($)			Non-equity Incentive Plan Compensation ($)		Pension Value (2) ($)	All Other Compen-sation ($)	Total Compen-sation (S)
			Share-Based Awards ($)	Option-Based Awards ($)	Annual Incentive Plans	Long-term Incentive Plans

Douglas B. Silver (1)	2008	307,500	-	49,669	125,000	-	11,500	nil	493,669
Chief Executive Officer

Ray W. Jenner	2008	217,500	-	32,866	46,250	-	11,500	nil	308,116
Chief Financial Officer

Paul H. Zink	2008	156,419	-	224,085	-	-	7,540	nil	388,044
President

James A. Lydic	2008	157,500	-	27,696	30,000	-	9,000	nil	224,196
Vice President, Business Development

David R. Hammond	2008	154,792	-	18,464	31,250	-	8,927	nil	213,433
Vice President, Strategic Planning

(1)

Mr. Silver is also a director of the Corporation.  Mr. Silver does not receive compensation for services as a director.

(2)

Amount relates to the value of the Company’s matching contributions made to the IRC 401 (K) Retirement Plan during the year on behalf of each Named Executive Officers.

Narrative Discussion

The Company has written employment agreements with all the Named Executive Officers, the terms of which are set out below under the heading “Termination and Change of Control Benefits”.  Management bonuses are determined at the discretion of the Management Resources and Compensation Committee of the Board of Directors.

Upon the hiring of Mr. Zink on March 31, 2008, he was issued 100,000 options to purchase common stock of the Company.  These options have an exercise price of CA$5.24 per share, have a five year life and vest annually over a three year period.  Using the Black-Scholes valuation pricing model with a volatility of 46.96%, risk-free interest rate of 4.00% and an estimated life of 3.5 years, the value of these options at the date of issuance was $191,219.

On November 13, 2008, upon completion of the annual meeting of the Management Resources and Compensation Committee, Messrs. Silver, Jenner, Zink, Lydic and Hammond were issued options to purchase 107,600; 71,200; 71,200; 60,000 and 40,000, respectively, common shares of the Company.  These options have an exercise price of CA$1.50 per share, have a five year life and vest annually over a three year period.  Using the Black-Scholes valuation pricing model with a volatility of 46.96%, risk-free interest rate of 4.00% and an estimated life of 3.5 years, the value of these options at the date of issuance was $49,669; $32,866; $32,866; $27,696 and $18,464, respectively.

INCENTIVE PLANS AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information for each Named Executive Officer for all awards outstanding at the end of the most recently completed financial year.  This includes awards granted before the most recently completed financial year.

Name	Option-Based Awards (1)				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CA$)	Option Expiration Date	Value of Unexercised In-the-Money Options (2) (CA$)	Number of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)

Douglas B. Silver,	900,000	4.30	2/22/2010	0	nil	nil
Chairman and Chief	171,000	3.75	11/9/2010	0	nil	nil
Executive Officer	200,000	4.80	11/9/2011	0	nil	nil
	100,000	5.81	11/12/2012	0	nil	nil
	107,600	1.50	11/13/2013	19,368	nil	nil

Ray W. Jenner,	100,000	3.97	4/19/2010	0	nil	nil
Chief Financial	75,000	3.75	11/9/2010	0	nil	nil
Officer and Secretary	100,000	4.80	11/9/2011	0	nil	nil
	50,000	5.81	11/12/2012	0	nil	nil
	71,200	1.50	11/13/2013	12,816	nil	nil

Paul H. Zink,	100,000	5.24	3/31/2013	0	nil	nil
President	71,200	1.50	11/13/2013	12,816	nil	nil

James A. Lydic,	50,000	4.27	10/1/2011	0	nil	nil
Vice President,	50,000	5.81	11/12/2012	0	nil	nil
Business Development	60,000	1.50	11/13/2013	600	nil	nil

David R. Hammond,	100,000	4.30	2/22/2010	0	nil	nil
Vice President,	48,000	3.75	11/9/2010	0	nil	nil
Strategic Planning	60,000	4.80	11/9/2011	0	nil	nil
	30,000	5.81	11/12/2012	0	nil	nil
	40,000	1.50	11/13/2013	400	nil	nil

(1)

Represents options granted pursuant to IRC’s Stock Option Plan.  All options are priced in Canadian dollars.

(2)

Based on the difference between the market value of the underlying shares as of December 31, 2008 and the exercise price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides detailed information for each Named Executive Officer for the most recently completed financial year.

Name	Option-Based Awards-Value Vested During the Year (1) ($)	Share-Based Awards-Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (2) ($)
Douglas B. Silver	-	-	125,000
Ray W. Jenner	-	-	46,250
Paul H. Zink	-	-	-
James A. Lydic	-	-	30,000
David R. Hammond	-	-	31,250

(1)

Represents options granted pursuant to IRC’s Stock Option Plan.  For this purpose, the options are valued on the date of vesting.  The “value vested” represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.  This is calculated by computing the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date.

(2)

Represents the portion of the 2007 annual bonus paid in 2008 in cash.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has written employment agreements with each of the Named Executive Officers.  The agreements for Messrs. Silver, Jenner, Lydic and Hammond are for a five year term of service with annual renewals thereafter, and for minimum salary increments of not less than inflation.  Mr. Silver’s five year term expired on December 31, 2008 and was renewed on an annual basis.  Mr. Zink’s agreement calls for a three year term of service with annual renewals thereafter and for minimum salary increments of not less than inflation.  Each agreement also provides that in the event of the termination of the executive’s employment by the Company (except for cause or voluntary resignation or retirement) or, if the executive resigns anytime within 30 days of a change in control of the Company, such executive is entitled to receive an amount equal to three times his current annual salary plus the maximum possible bonus. Based upon their current salaries, these arrangements would result in payments to Messrs. Silver, Jenner, Zink, Lydic and Hammond of US$1,866,600; US$1,306,620; US$1,304,400; US$933,300 and US$1,088,850, respectively.

Composition of the Management Resources and Compensation Committee

The members of the Management Resources and Compensation Committee (the “MRC Committee”) are Messrs. Gordon Fretwell, Colm St. Roch Seviour and Rene Carrier, with Mr. Carrier serving as Chairman. None of the members of the MRC Committee were officers or employees of the Company or any of its subsidiaries during the year ended December 31, 2008 and none were formerly an officer of the Company or any of its subsidiaries.

DIRECTOR COMPENSATION

All non-executive directors of the Company will receive the following compensation: (a) US$1,000 per meeting attended personally and US$500 per meeting attended by telephone; (b) US$500 per day of travel to attend a directors meeting; (c) an annual director’s fee of US$20,000; (d) reimbursement for accommodation and travel expenses for the purposes of attending Board meetings; and (e) stock options as determined by the MRC Committee of the Board. In addition, the Lead Director of the Company receives an annual fee of US$7,500; the Chair of the Audit Committee receives an annual fee of US$10,000; and the Chair of the Management Resources and Compensation Committee and the Chair of the Corporate Governance Committee each receive an annual fee of US$5,000.

Director Compensation Table

The following table provides information with respect to compensation provided to the directors for the year ended December 31, 2008.

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)

Douglas B. Silver (1)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Douglas J. Hurst	27,625	-	-	-	-	-	27,625
Robert W. Schafer	30,125	-	-	-	-	-	30,125
Gordon J. Fretwell	30,273	-	-	-	-	-	30,273
Rene G. Carrier	46,351	-	-	-	-	-	46,351
Christopher Daly	32,941	-	-	-	-	-	32,941
Colm St. Roch Seviour	28,625	-	-	-	-	-	28,625
Gordon J. Bogden (2)	1,667	-	-	91,917	-	-	93,584
Edward L. Mercaldo (3)	15,958	-	-	-	-	-	15,958

(1)

Director compensation for Mr. Silver is reflected in the Summary Compensation Table set out above.

(2)

Mr. Bogden was paid a one time fee of $91,917 upon joining the Board.

(3)

Mr. Mercaldo resigned as a director of the Company as of May 21, 2008.

Directors Share-Based Awards and Option-Based Awards

The following table provides information for each of the directors for all awards outstanding at December 31, 2008.  This includes awards granted before the year ended December 31, 2008.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares that Have Not Vested (#)	Market Value of Share-Based Awards that Have Not Vested ($)

Douglas J. Hurst	600,000	4.30	2/22/2010	-	-	-
	138,000	3.75	11/9/2010	-	-	-
	60,000	4.80	11/9/2011	-	-	-
	30,000	5.81	11/12/2012	-	-	-
Robert W. Schafer	100,000	4.30	2/22/2010	-	-	-
	60,000	3.75	11/9/2010	-	-	-
	60,000	4.80	11/9/2011	-	-	-
	30,000	5.81	11/12/2012	-	-	-
Gordon J. Fretwell	100,000	4.30	2/22/2010	-	-	-
	60,000	3.75	11/9/2010	-	-	-
	60,000	4.80	11/9/2011	-	-	-
	30,000	5.81	11/12/2012	-	-	-
Rene G. Carrier	100,000	4.30	2/22/2010	-	-	-
	60,000	3.75	11/9/2010	-	-	-
	60,000	4.80	11/9/2011	-	-	-
	30,000	5.81	11/12/2012	-	-	-

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares that Have Not Vested (#)	Market Value of Share-Based Awards that Have Not Vested ($)

Christopher Daly	210,000	4.30	2/22/2010	-	-	-
	60,000	3.75	11/9/2010	-	-	-
	60,000	4.80	11/9/2011	-	-	-
	30,000	5.81	11/12/2012	-	-	-
Colm St. Roch Seviour	100,000	4.30	2/22/2010	-	-	-
	56,500	3.75	11/9/2010	-	-	-
	60,000	4.80	11/9/2011	-	-	-
	30,000	5.81	11/12/2012	-	-	-
Gordon J. Bogden	-	-	-	-	-	-

(1) Director compensation for Mr. Silver is reflected in the Summary Compensation Table set out above.

Directors Non-Equity Incentive Plan Compensation

The following table provides detailed information for each director for the year ended December 31, 2008.

Name	Option-Based Awards-Value Vested During the Year (1) ($)	Share-Based Awards-Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Douglas J. Hurst	-	-	-
Robert W. Schafer	-	-	-
Gordon J. Fretwell	-	-	-
Rene G. Carrier	-	-	-
Christopher Daly	-	-	-
Colm St. Roch Seviour	-	-	-
Gordon J. Bogden	-	-	-

(1)

Represents options granted pursuant to IRC’s Stock Option Plan.  For this purpose, the options are valued on the date of vesting.  The “value vested” represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.  This is calculated by computing the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2008.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-Average Exercise Price of Outstanding options, warrants and rights

Number of Securities remaining available for future issuance under equity compensation plans (excluding securities referred to under the heading “Number of Securities to be issued upon exercise of outstanding options, warrants and rights”)

Equity Compensation Plans approved by securityholders (1)	6,195,500	$4.24	1,650,036
Equity Compensation Plans not approved by securityholders	-		-
Total	6,195,500		1,650,036

(1)

The Company has a stock option plan which was approved by shareholders on May 26, 2005 which became effective on April 21, 2005, and was amended by the board of directors on February 22, 2007 and, approved by the shareholders on May 23, 2008.  7,848,036 Common Shares are available for issuance under the Stock Option Plan, based upon the current Common Shares outstanding of 78,480,356. The exercise price of each option cannot be less than the market price of the Common Shares on the date of the grant. The maximum allowable term of options granted is ten years.

CORPORATE GOVERNANCE

The Board considers good corporate governance to be an integral part of the effective and efficient management of the Company. The following disclosure of the Company’s approach to corporate governance is made in compliance with National Instrument 58-101 of the Canadian Securities Administrators.

Board of Directors

The Board is currently comprised of eight members, six of which (Messrs. Carrier, Fretwell, Daly, Schafer, Seviour and Bogden) are considered independent directors within the meaning of National Instrument 58-101. None of these six directors is an executive officer or employee of the Company, and none of them have any direct, or indirect, material relationship with the Company, other than as shareholders, which could reasonably interfere with the exercise of a director’s independent judgment. Mr. Hurst is not independent because he was the President of the Company until August 2006. The remaining member of the Board, Mr. Silver is not independent since he is an executive officer of the Company.

The Chairman of the Board, Mr. Silver is not an independent director. Mr. Carrier is Lead Director of the Company. In this capacity, Mr. Carrier’s role is to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a board in an effective manner independently of management. During 2008, the independent directors did not hold a meeting at which non-independent directors were not in attendance. The independent directors exercise their responsibilities for independent oversight of management, and provide leadership through their majority control of the Board and ability to meet independently of management whenever deemed necessary.

During 2008, the Board held eight Board meetings, four Audit Committee meetings, two Management Resources and Compensation Committee meetings and one Corporate Governance Committee meeting. Attendance at these meetings was as follows:

Director	Board Meeting Attendance	Committee Meeting Attendance
Douglas B. Silver	8 of 8	n/a
Douglas J. Hurst	8 of 8	n/a
Robert W. Schafer	8 of 8	4 of 4
Gordon J. Fretwell	8 of 8	3 of 3
Rene G. Carrier	8 of 8	7 of 7
Christopher Daly	8 of 8	4 of 4
Colm St. Roch Seviour	7 of 8	1 of 2
Edward L. Mercaldo (1)	1 of 3	n/a
Gordon J. Bogden (2)	3 of 3	n/a

(1) Mr. Mercaldo resigned as a director of the Company as of May 21, 2008. (2) Mr. Bogden joined the Board of Directors on September 10, 2008.

The following directors are currently directors of other reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Director	Reporting Issuer or equivalent

Douglas B. Silver	Mirasol Resources Ltd.

Douglas J. Hurst	Selkirk Power Corporation; and Maestro Ventures Ltd.

Robert W. Schafer	Copper Ridge Explorations Inc.; ATW Venture Corp.; Tribune Uranium Corp.; and Amur Minerals Corporation

Gordon J. Fretwell

Rockwell Ventures Inc.; Continental Minerals Corporation; Quartz Mountain Resources Ltd.; Copper Ridge Explorations Inc.; Icon Industries Limited; Bell Resources Corporation; Grandcru Resources Corporation; Keegan Resources Inc.; Northern Dynasty Minerals Ltd; and Frontera Copper Corporation

Rene G. Carrier	Continental Minerals Corporation; Quartz Mountain Resources, Ltd.; Amarc Resources Ltd.; and Frontera Copper Corporation

Board Mandate

The Board has not prepared a written mandate. The Board delineates its role and responsibilities through the approval and monitoring of policies and procedures that ensure sound and ethical business practices. These policies include the requirement of entirely independent members of its Audit, Management Resources and Compensation, and Corporate Governance Committees, a strategic planning process, a written corporate disclosure policy and a whistle-blower policy. Through committees of the Board, procedures are in place for the assessment of the overall effectiveness of the Board, individual directors and the committees of the Board, for succession planning and for the review and approval of procedures related to corporate governance and ethics issues.

Position Descriptions

The Board has developed written position descriptions for the each of the Named Executive Officers. The Board has also developed a Charter for each Committee of the Board which delineates the responsibilities of the Committee Chairman.

Orientation and Continuing Education

All new directors are briefed on the role of the Board and its Committees, the Company’s structure, its corporate strategy, financial position and other aspects of the business. Each Board member is provided with a copy of each Committee Charter, all of the Company’s written policies and procedures, and any additional information considered necessary for a complete understanding of the Company’s operations. Annually, the Board has an update session with legal counsel to apprise the Board of new regulations, laws and trends that will have an impact on the management of the Company. All Directors receive a comprehensive monthly report from management of the Company, delineating all activities and developments during the previous month that will affect the direction and management of the Company.

Ethical Business Conduct

The Company has adopted a Code of Ethics (the “Code”) that is applicable to all directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, which complies with the definition of a “code of ethics” as set forth in Item 406 of Regulation S-K under the Exchange Act.  The Code is available on the Company’s web site at www.internationalroyalty.com and in print to any shareholder who requests it.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.

During the fiscal year ended December 31, 2008, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

Nomination of Directors

The Corporate Governance Committee, consisting of a majority of independent directors, is responsible for the nomination of candidates for new directors, Lead Director, committee vacancies and committee chairs as vacancies arise. In addition, the Corporate Governance Committee’s nomination responsibilities include making recommendations for the size and composition of the Board, general responsibilities and functions of the Board, organization and responsibilities of the Board committees, as well as the long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board, contractual obligations and the strategic direction of the Company. The plan must include; (i) a written outline describing the desired qualifications, demographics, skills and experience for potential directors; (ii) the appropriate rotation of directors on Board committees; (iii) an interview process for potential candidates for Board membership; and (iv) a list of future candidates for Board membership.

Compensation

Compensation issues are addressed by the MRC Committee, a Committee of the Board consisting entirely of independent directors. The responsibilities of the MRC Committee include the following:

(a)

in consultation with the Executive Committee and the Corporate Governance Committee identify and nominate prospective members of the Board;

(b)

in consultation with senior management, establish the Company’s general compensation philosophy, and oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value creation;

(c)

review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Committee considers, among other factors, the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years;

(d)

review and approve any salaries or other forms of compensation programs applicable to executive officers of the Company;

(e)

establish procedures for the operation of the Company to ensure that ethical standards are followed;

(f)

review the corporate succession and development plans for the Company at the executive officer level;

(g)

make recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans;

(h)

in consultation with management, oversee regulatory compliance with respect to compensation matters, and ensure that the Company’s disclosure is full, complete and continuous;

(i)

to keep abreast of current developments in executive compensation in corporations engaged in similar industries; and

(j)

any other duties or responsibilities expressly delegated to the MRC Committee by the Board from time to time relating to the Company’s compensation programs.

Other Board Committees

In addition to the responsibilities outlined under Nomination of Directors, the Corporate Governance Committee has the following responsibilities:

A.

The Corporate Governance Committee will review and make recommendations to the Board respecting:

•

corporate governance in general and regarding the Board’s stewardship role in the management of the Company; including the role and responsibilities of directors and appropriate policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;

•

when required, a candidate for appointment of the office of CEO;

•

at appropriate intervals: (i) compensation and benefit levels for the directors of the Company and its subsidiaries, and (ii) compensation and benefit levels for the Chair of the Board;

•

annually, together with the Chairs of other Board Committees, the scope, duties and responsibilities of those Committees and where advisable, any amendments thereto, as well as the establishment or disbanding of Board Committees and changes to their composition, including the Chairs thereof;

•

periodically, directors and officers third-party liability insurance coverage; and

•

the framework for delegating authority from the Board to management.

B.

The Corporate Governance Committee will review, approve and report to the Board on:

•

the orientation process for new directors and plans for the ongoing development of existing Board members;

•

the establishment of appropriate processes for the regular evaluation of the effectiveness of the Board, its committees and its members;

•

annually, in conjunction with the Chair of the Board, the performance of individual directors, the Board as a whole, and committees of the Board;

•

annually, in conjunction with the Chair or the CEO, including performance against corporate objectives. The Committee will also report to the MRC Committee in this regard, to assist that committee in its recommendation to the Board respecting the CEO’s compensation;

•

together with the Chair of the Board (where appropriate), concerns of individual directors about matters that are not readily or easily discussed at full Board meetings, to ensure the Board can operate independently of management; and

•

the corporate governance disclosures in the Company’s public filings.

C.

The Committee will oversee compliance with the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy by officers and directors of the Company, authorize any waiver granted in connection with this policy, and confirm with management the appropriate disclosure of any such waiver.

D.

The Committee will oversee compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

Assessments

As noted above, the Corporate Governance Committee is charged with assessing the overall performance of individual directors, the committees of the Board and the Board as a whole.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or, at any time during the most recently completed financial year was, a director or executive officer of the Company, and no person who is a proposed nominee for election as a director of the Company, and no associate of any of the foregoing is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed director of the Company, nor any associate or affiliate of an informed person or proposed director had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as described in the Company’s Annual Information Form dated March 23, 2009.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company carries Directors’ and Officers’ Liability Insurance covering acts and omissions of the directors and officers of the Company and those of its controlled subsidiaries. The policies have a combined aggregate limit of $20.0 million over a term of one year. The premium paid by the Company was $198,125 in respect of its directors and officers as a group for 2008. The corporate policy provides for the Company to absorb a deductible amount of $100,000 on each loss and $250,000 with respect to securities claims.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Information Circular. However, if any other matters, which are not known to management, should properly come before the Meeting, it is the intention of the persons designated in the form of proxy accompanying this Management Information Circular to vote upon such matters in accordance with their best judgment.

AUDIT COMMITTEE INFORMATION

Information required by Form 52-110F1 to National Instrument 52-110  — Audit Committees can be found under the section “Audit Committee” and at Appendix A of the Company’s Annual Information Form dated March 23, 2009.

ADDITIONAL INFORMATION

Additional information relating to the Company is available free of charge on SEDAR at www.sedar.com. Financial information is provided by the Company’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2008.

ADDITIONAL DOCUMENTATION

The Company will provide to any person (without charge to Shareholders) upon request to the Corporate Secretary at 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, one copy of: (a) the latest Annual Information Form of the Company filed with the applicable securities commissions or similar authorities in Canada; (b) the latest Management Information Circular of the Company; (c) the most recently filed comparative annual financial statements of the Company, together with the auditors report thereon, (d) any unaudited interim financial statements sent to shareholders after the date of the Company’s most recently completed financial year; and (e) both the annual and interim management discussion and analysis.

APPROVAL OF DIRECTORS

The contents of this Management Information Circular and the sending, communication or delivery thereof to the Shareholders entitled to receive the Notice of the Meeting, to each director of the Company, to the auditors of the Company and to the appropriate governmental agencies have been approved and authorized by the directors of the Company.

DATED March 31, 2009

Douglas B. Silver
Chief Executive Officer

SCHEDULE “A”

SUMMARY OF RIGHTS PLAN

The following is a summary of the terms and conditions of the Rights Plan.  The summary is qualified in its entirety by, and is subject to, the full text of the Shareholder Rights Plan Agreement dated as of November 21, 2008, between the Corporation and CIBC Mellon Trust Company, a copy of which is available on request from the Chief Executive Officer of the Corporation as described in the Management Information Circular.  All capitalized terms where used in this summary without definition have the meanings attributed to them in the Rights Plan.

 (a)

Issuance of Rights

Under the Rights Plan, the Rights which are outstanding at the Record Time of 5:00 p.m. (mountain standard time) on November 21, 2008, were granted on the terms set out in the Rights Plan, and the Corporation is authorized to continue the issuance of Rights for each “Voting Share” (which includes the Common Shares and any other shares in or interests of the Corporation entitled to vote generally in the election of directors) issued thereafter and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

(b)

Exercise Price

Until the Separation Time, the exercise price (“Exercise Price”) of each Right is three times the Market Price, from time to time, of the Common Shares.  From and after the Separation Time, the Exercise Price is three times the Market Price, as at the Separation Time, per Common Share.  The Exercise Price is subject to adjustment as set out in the Rights Agreement.

(c)

Term

The Rights Plan was adopted by the Board on November 21, 2008, and has been in effect since that date (the “Effective Date”).  If the Rights Plan is ratified and confirmed by the Independent Shareholders at the Meeting or any adjournment thereof, it will continue in effect until the annual meeting of the holders of Voting Shares terminates in 2008, subject to earlier termination or expiration of the Rights as set out in the Rights Agreement. If the Rights Plan is not ratified and confirmed by Independent Shareholders at the Meeting or any adjournment thereof, then the Rights Plan and all outstanding Rights shall terminate on the date of the Meeting or any adjournment thereof.

(d)

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with the associated Voting Shares.  After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares (other than any shareholder or group of shareholders making a take-over bid) as of the Separation Time and such separate Rights certificates alone will evidence the Rights.

The Rights will be listed on the Toronto Stock Exchange subject to the Corporation complying with the requirements of such exchange.

(e)

Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the “Separation Time.”  The “Separation Time” is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person (as defined below); (ii) the date of the commencement of, or first public announcement of the current intention of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined below); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one.  The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

(f)

Acquiring Person

An “Acquiring Person” is a person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Voting Shares.  Excluded from the definition of Acquiring Person are the Corporation and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition.  In general:

(i)

a “Voting Share Reduction” means an acquisition or a redemption by the Corporation of Voting Shares and/or Convertible Securities which, by reducing the number of Voting Shares and/or Convertible Securities outstanding, increases the percentage of Voting Shares Beneficially Owned by any person;

(ii)

a “Permitted Bid Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(iii)

an “Exempt Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of the Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation (a) to the public pursuant to a prospectus; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement; provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such person on the private placement shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval;

(iv)

a “Convertible Security Acquisition” means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition; and

(v)

a “Pro Rata Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities as a result of a stock dividend, a stock split or a rights offering issued on the same pro rata basis to all the holders of Voting Shares and/or Convertible Securities of the same class or series; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition.

Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of securities and any “Grandfathered Person” (generally, any person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time).  To the Corporation’s knowledge, there are no Grandfathered Persons.

(g)

Beneficial Ownership

In general, a person is deemed to “Beneficially Own” securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan.  Included are holdings by the person’s “Affiliates” (generally, a person that controls, is controlled by, or is under common control with a specified corporation) and “Associates” (generally, relatives sharing the same residence).

Also included are securities that the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert.  A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

(h)

Exclusions from the Definition of Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a person is not considered to Beneficially Own a security.  There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business and the performance of their duties.  These exemptions apply to: (i) an investment manager (“Manager”) which holds securities in the performance of the Manager’s duties for the account of any other person (a “Client”); (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”); (iii) a Crown agent or agency (a “Crown Agent”); (iv) a person established by statute (a “Statutory Body”), the ordinary business or activity of which includes the management of investment funds for pension benefit plans, retirement plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and (v) the administrator (“Administrator”) of one or more pension funds or plans (a “Plan”) registered under applicable law.  The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan is not then making or has not then publicly announced an intention to make a take-over bid, other than pursuant to a distribution by the Corporation or by means of ordinary market transactions.

Also, a person will not be deemed to “Beneficially Own” a security because such person: (i) is a Client of the same Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company, Administrator or Plan, as the case may be.

A person will not be deemed to “Beneficially Own” any securities that are the subject of a Permitted Lock-Up Agreement.  A “Permitted Lock-Up Agreement” is an agreement (the “Lock-Up Agreement”) between a person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-Up Person”) (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the “Lock-Up Bid”) made or to be made by the Person, any of such Person’s Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert, provided that:

(i)

the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid in order to deposit or tender such securities to another take-over bid or support another transaction where:

(A)

the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid;

(B)

the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(C)

the number of Voting Shares and/or Convertible Securities to be purchased under such other take-over bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the offeror under the Lock-Up Bid an opportunity to match a higher price, value or number in such other take-over bid or transaction or other similar limitation on a Locked-Up Person’s right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other take-over bid or to support the other transaction; and

(ii)

no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)

the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and

(B)

50% of the amount by which the price or value payable under another take-over bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid;

shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event a Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another take-over bid or support another transaction.

(i)

Flip-In Event

A “Flip-In Event” occurs when any person becomes an Acquiring Person.  If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board of Directors (see “Waiver,” below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, on payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

(j)

Permitted Bid and Competing Permitted Bid

A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid.  A “Permitted Bid” is a Take-Over Bid made by way of a Take-Over Bid circular to all holders of Voting Shares (other than the Offeror) and which complies with the following additional provisions:

(i)

no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid;

(ii)

unless the Take-Over Bid is withdrawn, Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to the take-over bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities and all Voting Shares and/or Convertible Securities deposited or tendered pursuant to the Take-Over Bid may be withdrawn at any time prior to the close of business on such date;

(iii)

more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders must be deposited or tendered to the Take-Over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities; and

(iv)

in the event that more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered to the Take-Over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares and/or Convertible Securities under the Take-Over Bid, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 business days from the date of such public announcement.

A Competing Permitted Bid is a Take-Over Bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the Take-Over Bid constituting the Competing Permitted Bid and 60 days after the date of the Take-Over Bid of the prior bid.

(k)

Redemption

(i)

Redemption of Rights on Approval of Holders of Voting Shares and Rights.  With the prior consent of the holders of Voting Shares or Rights, the Board of Directors may at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the “Redemption Price”), subject to adjustment for anti-dilution as provided in the Rights Agreement.

(ii)

Deemed Redemption.  If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iii)

Redemption of Rights on Withdrawal or Termination of Bid.  Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.  Upon the Rights being so redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

(l)

Waiver

(i)

Discretionary Waiver respecting Acquisition not by Take-Over Bid Circular.  With the prior consent of the holders of Voting Shares the Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-Over Bid made by means of a take-over bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the Rights Plan to such Flip-In Event.

(ii)

Discretionary Waiver respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids.  The Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a Take-Over Bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such a Flip-In Event, provided that if the Board of Directors waives the application of the Rights Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-In Event occurring by reason of any such Take-Over Bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the Take-Over Bid for which a waiver is, or is deemed to have been, granted.

(iii)

Waiver of Inadvertent Acquisition.  The Board of Directors may waive the application of the Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

(m)

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)

if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, dividend reinvestment program or dividend payable in Common Shares lieu of a regular cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(ii)

if the Corporation fixes a record date for the distribution to all holders of Voting Shares of certain rights, options or warrants to acquire Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Voting Shares) or rights or warrants.

(n)

Supplements and Amendments

The Corporation may make changes to the Rights Agreement prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation without the approval of the holders of the Voting Shares or Rights.  The Corporation may also make changes to the Rights Agreement prior to the Meeting without the approval of the holders of the Voting Shares or the Rights.

The Corporation may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

The Corporation may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).